Exhibit 3


                                  RELEVANT FACT

GERDAU S.A., in compliance with Regulation #358 of the Brazilian Securities Commission (CVM) instituted on January 3rd, 2002, informs its shareholders and investors that its subsidiary, Gerdau Acominas S.A., has signed a purchasing agreement with the Votorantim Group. Under this contract, Gerdau Acominas S.A. has agreed to purchase the real estate and mining rights of Companhia Paraibuna de Metais, a company controlled by Votorantim Group, whose mines are located at Miguel Bournier, Varzea do Lopes and Gongo Soco in the state of Minas Gerais.

The assets involved in this transaction include 15 extraction concessions, located in a total area of 7,000 hectares. These mineral reserves, according to partial prospecting, are sufficient to guarantee the supply of iron ore to the Ouro Branco steel mill at the currently planned production rates. The mines have a privileged location inside the Ferrous Quadrilateral of Minas Gerais, are in the proximity of the Ouro Branco mill and will contribute in the consolidation of the unit's long-term competitive position. This purchase should not alter the current supply structure, which relies on more than ten regional suppliers of iron ore.

The price agreed upon for the purchase of the real estate and mineral rights described above is US$ 30 million, with US$ 7.5 million to be paid at the signing of the agreement, 25% upon completion of the due diligence process and the remaining 50% in June of 2004.

This purchase is part of the long-term strategy of the Gerdau Group to ensure the growth of its Gerdau Acominas subsidiary.


                       Rio de Janeiro, December 10, 2003.

                               Osvaldo B. Schirmer
                       Corporate Executive Vice-President
                         Director of Investor Relations